Emmis Acquisition Corp.
 515 E Las Olas Blvd, Suite 120, Fort Lauderdale, Florida 33301

September 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and Mary Beth Breslin

RE:	Emmis Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
Filed July 3, 2025, as amended
(File No. 333-288530) (the “Registration Statement”)

Dear Ms. Gorman and Ms. Breslin:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of Wednesday, September 24, 2025 at 4:30 PM, Eastern Time, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s securities counsel, Sichenzia Ross Ference Carmel LLP.

[Signature page follows]

Very truly yours,

Emmis Acquisition Corp.

By:	/s/ Peter Goldstein
Name:	Peter Goldstein
Title:	Chief Executive Officer